Exhibit 99.9

2017–18 Third Quarter

Fiscal Update and

Economic Statement

February 2018

2017-18 Third Quarter Fiscal Update and Economic Statement

Table of Contents

2017–18 Third Quarter Highlights	3

2017–18 Third Quarter Highlights

Fiscal Plan Highlights	4

Fiscal Plan Summary	4

Revenue and Expense Highlights	5

Assets and Liabilities	6

Balance Sheet Summary	6

Revenue	7

Operating Expense by Ministry	8

Debt Servicing Costs	8

Disaster / Emergency Assistance Expense	9

Capital Amortization Expense	9

2017–18 Financing Requirements	9

Contingency Account	10

Inventory Consumption Expense	10

Inventory Acquisition	10

Capital Plan Highlights	11

Capital Plan Summary	11

Economic Outlook

Economic Growth Exceeds Expectations	12

Key Energy and Economic Assumptions	14

Pipeline Bottlenecks Hit Canadian Oil Producers	15

Reporting Methodology and Legislative Compliance	17

Note: Amounts presented in tables may not add to totals due to rounding.

Additional copies of this report may be obtained by visiting our website at:

www.alberta.ca/budget-documents.aspx

2017–18 Third Quarter Highlights

Alberta economic growth exceeds

expectations; 2017–18 deficit drops

Economic growth exceeds expectations

2017 saw a broad-based recovery in Alberta economic activity spurred on by an improvement in oil prices, growing exports, and consumer spending. For the third time since budget, growth has been revised up. Real GDP is estimated to have expanded by 4.5% in 2017. In 2018, it is forecast to grow 2.8%.

◾	A solid rebound in business activity, led by the energy and manufacturing sector, drove exports higher in 2017.

◾	The labour market saw pronounced improvement. Over the last year (January 2017-January 2018) full-time employment increased by almost 90,000, and all the jobs lost during the recession have been recovered. This recent strength is expected to support employment growth of 2.0% in 2018.

Deficit drops

The 2017-18 deficit is now forecast at $9.1 billion, $1.4 billion lower than Budget 2017, due to higher revenue, costs containment and removal of the $0.5 billion risk adjustment, offset partially by increased expense.

◾	Total revenue of $46.9 billion is forecast, up $2 billion from budget, with higher investment income, resource revenue and Balancing Pool net income, partly offset by lower tax revenue.

◾	Expense has increased $1 billion, to $55.9 billion, due mainly to increases for social programs, disaster assistance and re-profiled municipal capital grants.

Managing spending

Various cost containment efforts are underway, and continue to evolve:

◾	Salaries for management, including in agencies, and for political staff, have been frozen since 2016, or cut.

◾	Negotiating common sense agreements with public sector unions.

◾	Ongoing hiring restraint.

◾	Reducing health care costs by examining best practices and reducing drug costs.

◾	Elimination or amalgamation of a number of agencies, boards and commissions.

◾	Consolidation of common functions across government, such as IT, finance, HR and communications.

◾	Limiting discretionary spending.

◾ Rising employment and earnings

are supporting household consumption and spurring residential investment. At the same time, exports are expected to grow considerably again this year as production ramps up at several large oil sands projects.

◾ The lingering effects of the

downturn continue to weigh on business investment and income tax revenue. In addition, while global oil prices are at the highest level in over two years, pipeline bottlenecks mean the price of heavy oil in Alberta is trading at a deep discount.

2017–18 Third Quarter Fiscal Update

Fiscal Plan highlights

A deficit of $9.1 billion is forecast for 2017-18, $1.4 billion lower than forecast in Budget 2017, due to higher revenue, removal of the $0.5 billion risk adjustment with fiscal year-end near, offset by increased expense.

Total revenue of $46.9 billion is forecast, up by $1,963 million from budget. Higher investment income, resource revenue, and an improvement in the Balancing Pool calculated liability reported in 2016-17, are partly offset by lower tax revenue due primarily to weaker-than-expected 2016 personal income tax assessments from the lingering impacts of the economic downturn.

Total expense of $55.9 billion has increased $1,032 million from budget:

◾	Operating expense is $173 million higher, with increases primarily for income support, disability, children’s and labour market programs, health care and RCMP compensation, partly offset by various reductions. Climate Leadership Plan (CLP) operating expense is $291 million lower mainly due to reallocations to CLP capital grants.

◾	Other expense is up $859 million, from increased capital grants and disaster assistance, partly offset by a larger reduction in pension liabilities and lower debt servicing costs.

The Capital Plan is in line with budget, at $9.2 billion, with decreases from re-profiling of school, health, carbon capture, transportation and other projects to future years, balanced by moving municipal grants forward.

Direct borrowing for the Fiscal Plan is estimated at $2.9 billion, $3.6 billion lower than budget, due primarily to $2.4 billion in cash from final 2016-17 results and the smaller deficit. Direct Capital Plan borrowing of $5.4 billion is $0.5 billion lower than budget, due mainly to $0.5 billion in additional cash from 2016-17 results.

Fiscal Plan Summary

(millions of dollars)

	Fiscal Year
	2016-17	2017-18		Change
Income Statement	Actual[a]	Budget[a,b]	Forecast	from Budget
Revenue
Income tax revenue	14,532	15,095	14,707	(388)
Other tax revenue	5,649	6,667	6,504	(163)
Non-renewable resource revenue	3,097	3,754	4,534	780
Other revenue	19,015	19,402	21,136	1,734

Total Revenue	42,293	44,918	46,881	1,963
Expense
Operating expense (net of in-year savings)	44,661	45,906	46,370	464
Climate Leadership Plan operating expense	1,379	868	577	(291)
Disaster assistance (with operating 2013 flood support)	481	233	492	259
Wood Buffalo Disaster Recovery Program	710	2	3	1
Capital grants (including 2013 flood support)	2,159	3,302	3,729	427
Climate Leadership Plan capital grants	2	68	391	323
Amortization / inventory consumption / disposal losses	3,210	3,375	3,362	(13)
General debt servicing costs	438	619	594	(25)
Capital Plan debt servicing costs	580	779	761	(18)
Pension provisions	(543)	(237)	(332)	(95)
Total Expense	53,077	54,915	55,947	1,032
Risk Adjustment	-	(500)	-	500
Surplus / (Deficit)	(10,784)	(10,497)	(9,066)	1,431
Capital Plan
Capital grants	2,159	3,302	3,729	427
Capital investment	4,412	5,659	5,016	(643)
Climate Leadership Plan (capital grants)	2	68	391	323
Climate Leadership Plan (capital investment)	5	146	29	(117)
Total Capital Plan	6,578	9,175	9,165	(10)

a	2016 -17 Actual and 2017-18 Budget numbers have been restated for a change in accounting treatment of drug cost rebates under Product Listing Agreements. Instead of reporting the rebates in Miscellaneous revenue and gross pre-rebate drug costs in Health operating expense, the rebates are now being netted from expense directly. This reduces both revenue and expense by $111 million in 2016 -17 Actual numbers, and by $104 million in 2017-18 Budget numbers.

b	Budget revenue has been increased by $7 million, and budget operating expense has been increased by $160 million, to correct for consolidation adjustments eliminating those amounts incorrectly.

2017-18 Third Quarter Fiscal Update and Economic Statement

Revenue and Expense Highlights

Total Revenue is forecast to be $46.9 billion, $2 billion higher than estimated in Budget 2017.

◾	Resource revenue of $4.5 billion is forecast, $780 million higher than budget. Crude oil, natural gas and by-products royalties have increased $509 million, due mainly to lower producer costs, while land lease sales revenue is up $429 million. These increases are partly offset by a $188 million decrease in bitumen royalties, due to slightly lower oil prices and a higher US-Canadian dollar exchange rate. Although the light-heavy oil price differential has widened recently, it is still forecast to average US$14.54 per barrel, US$1.46 narrower than budgeted.

◾	The West Texas Intermediate oil price is forecast to average US$54 per barrel for the fiscal year, $1 lower than estimated in Budget 2017. Fiscal year-to-date (February 20), prices have averaged US$52.45; the forecast assumes they will average about $60 per barrel for the rest of the year. The natural gas Alberta Reference Price forecast has decreased Cdn$1, to $1.90 per gigajoule, while the exchange rate is forecast to average 78 US¢/Cdn$, two cents above the budget estimate.

◾	Personal income tax revenue is forecast at $10.9 billion, a reduction of $322 million from budget, due primarily to lower-than-expected 2016 assessments, partly offset by a higher forecast for 2017 household income due to stronger employment growth, and to a positive $41 million prior-years’ adjustment (the 2017 portion of 2016-17 revenue was slightly under-reported).

◾	Corporate income tax revenue is forecast at $3.9 billion, a decrease of $66 million from budget, due mainly to higher-than-expected refunds.
◾	Other tax revenue is forecast at $6.5 billion, a $163 million decrease from budget, due primarily to lower tobacco consumption and lower growth in insurance premiums.

◾	Investment income is forecast at $3.1 billion, $868 million higher than the Budget 2017 estimate, due mainly to realization of gains embedded in assets from recent strong equity markets, and higher Alberta Capital Finance Authority (ACFA) net income due mainly to lower payments on loan swaps (a similar impact on debt swaps increases debt servicing costs).

◾	Total revenue from other sources is forecast at $18.1 billion, $866 million higher than budget, primarily from a $771 million improvement in Balancing Pool net income. Other increases include $193 million in federal transfers mainly for agriculture support, new labour market and early learning and childcare programs, $119 million in Alberta Treasury Branches net income, and a net $148 million in various premiums, fees, licences and other revenue. These are partially offset by decreases of $263 million in federal transfers mainly from re-profiling municipal infrastructure grants, $70 million in gaming and liquor revenue and $32 million primarily from the North West Redwater Partnership upgrader start- up delay (APMC net income).

Total Expense is forecast to be $55.9 billion, $1 billion higher than estimated in Budget 2017.

◾	Operating expense is forecast at $46.9 billion, $173 million higher than Budget 2017. Major increases include $211 million for caseload and cost growth in programs for children, people with disabilities, and employment and income support, $60 million for federally-funded labour market and early learning and childcare programs, $58 million for acute care, physician compensation, laboratory services and drug costs, $38 million mainly for RCMP compensation and Legal Aid, and a net $48 million primarily for investment management fees and film production grants. These are partly offset by a net $151 million in other expense reductions, such as in-year savings, lapses, dedicated revenue decreases, and transfers to the Capital Plan, and a $291 million reduction in Climate Leadership Plan expense due primarily to reporting a portion of 2017-18 household rebates in 2016-17 and reallocations to capital grants. The $200 million of in-year savings estimated in Budget 2017 has been achieved.

◾	Disaster assistance of $495 million is forecast, up $260 million from budget, reflecting $205 million for wildfires, $258 million in agriculture support, and $32 million for 2013 flood and various other municipal disaster recovery programs.

◾	Capital grants of $4.1 billion are forecast, an increase of $750 million from budget, due mainly to re- profiling municipal grants from future years to 2017-18 to support municipal planning and Climate Leadership initiatives, partly offset by re-profiling federal funds and carbon capture grants to future years.

◾	General debt servicing costs have decreased by a net $25 million, with a $71 million reduction primarily from lower Fiscal Plan borrowing partly offset by $46 million in higher ACFA costs. Capital Plan debt servcing costs are down $18 million also due to lower borrowing.

2017-18 Third Quarter Fiscal Update and Economic Statement

Assets and Liabilities

Financial Assets of $68 billion are forecast for March 31, 2018, an increase of $1.7 billion from 2017.

◾	Heritage Fund, endowment and other fund assets are increasing by $0.5 billion, from inflation-proofing and net income retention.

◾	The balance in the Contingency Account on March 31, 2017 was $2.3 billion, with $2.4 billion from final 2016 -17 year-end results added after March 31. Most of this cash is being withdrawn to fund the 2017-18 deficit, after making various cash adjustments, including differences between accrued revenue and expense and actual cash receipts and outlays, income retained by various funds and entities, and cash borrowing. More details are provided on page 10.

◾	Assets of the Agriculture Financial Services Corporation (AFSC) and Alberta Capital Finance Authority (ACFA) are increasing $0.3 billion due to retention of their net income.
◾	The Capital Plan financing account is decreasing $1.4 billion as assets are withdrawn to fund capital spending.

◾	Other financial assets are increasing a net $4.5 billion, mainly reflecting the addition of a $5 billion cash reserve for risk management.

Liabilities are forecast at $88.2 billion on March 31, 2018, a $13 billion net increase from March 31, 2017.

◾	Fiscal Plan and Capital Plan liabilities are forecast at $41.7 billion on March 31, 2018.

◾	Liabilities for capital projects are $5.5 billion higher, due to direct borrowing of $5.4 billion, alternative financing of $0.1 billion, less principal repayments on completed private-public partnership projects (P3s) of $59 million.

◾	Direct borrowing for the Fiscal Plan is increasing by $2.9 billion from March 31, 2017.
◾	AFSC and ACFA liabilities are increasing $0.1 billion, more than offset by their increased assets.

◾	Other liabilities are up $4.9 billion, mainly due to borrowing $5 billion for a reserve to manage cash risk.

◾	The government obligations for pension plan liabilities are decreasing by $0.3 billion.

Capital and other non-financial assets are forecast at a net $48.9 billion on March 31, 2018, a $2.3 billion net increase from March 31, 2017. This reflects: the addition of $5 billion in capital assets less $2.4 billion in amortization and disposals; addition of $0.9 billion in inventory assets (e.g.

vaccines, highway maintenance gravel) less $0.9 billion in consumption of inventory; and a $0.3 billion increase in deferred capital contributions.

Net Assets of $28.7 billion are forecast for March 31, 2018, a $9.1 billion decrease from March 31, 2017, reflecting the deficit for 2017-18.

Balance Sheet Summary

(millions of dollars)

	At March 31			Change from 2017
	2017	2018
	Actual	Budget[a]	Forecast
Financial Assets
Heritage Fund, endowment and other funds	19,836	20,177	20,322	486
Contingency Account	2,299	-	41	(2,258)
Self-supporting lending organizations	20,904	21,444	21,236	332
Capital Plan financing account	1,394	545	-	(1,394)
Other financial assets (includes SUCH sector)	21,854	21,752	26,356	4,502
Total Financial Assets	66,287	63,918	67,955	1,668
Liabilities
Liabilities for capital projects	23,769	29,780	29,306	5,537
Debt for pre-1992 Teachers’ Pension Plan	944	944	944	-
Direct borrowing for the Fiscal Plan	8,585	15,080	11,459	2,874
Self-supporting lending organizations	18,385	18,570	18,446	61
Other liabilities (includes SUCH sector)	13,482	12,382	18,377	4,895
Pension liabilities	10,023	9,786	9,691	(332)
Total Liabilities	75,188	86,542	88,223	13,035
Net Financial Assets / (Debt)	(8,901)	(22,624)	(20,268)	(11,367)
Capital / other non-financial assets	49,408	52,716	51,960	2,552
Spent deferred capital contributions	(2,786)	(2,868)	(3,037)	(251)
Net Assets	37,721	27,224	28,655	(9,066)
Change in Net Assets (before adjustments)	(10,784)	(10,497)	(9,066)

a	Budget numbers have been restated to reflect 2016-17 actual results.

2017-18 Third Quarter Fiscal Update and Economic Statement

Revenue

(millions of dollars)

	Fiscal Year			Change from Budget
	2016-17	2017-18
	Actual	Budget	Forecast
Income Taxes
Personal income tax	10,763	11,177	10,855	(322)
Corporate income tax	3,769	3,918	3,852	(66)
	14,532	15,095	14,707	(388)
Other Taxes
Education property tax	2,412	2,446	2,446	-
Fuel tax	1,343	1,360	1,385	25
Tobacco tax	953	1,026	910	(116)
Insurance taxes	555	628	596	(32)
Carbon levy	250	1,038	1,012	(26)
Freehold mineral rights tax	57	90	73	(17)
Tourism levy	78	79	82	3
	5,649	6,667	6,504	(163)
Non-Renewable Resource Revenue
Bitumen royalty	1,483	2,546	2,358	(188)
Crude oil royalty	716	476	883	407
Natural gas and by-products royalty	520	455	557	102
Bonuses and sales of Crown leases	203	148	577	429
Rentals and fees / coal royalty	174	129	159	30
	3,097	3,754	4,534	780
Transfers from Government of Canada
Canada Health Transfer	4,201	4,360	4,325	(35)
Canada Social Transfer	1,558	1,614	1,600	(14)
Direct transfers to SUCH sector / Alberta Innovates Corp.	528	479	478	(1)
Agriculture support programs	386	293	376	83
Infrastructure support	337	741	528	(213)
Labour market agreements	223	203	232	29
Other (2016-17 includes $495 million for Wood Buffalo wildfire)	747	298	379	81
	7,979	7,988	7,918	(70)
Investment Income
Alberta Heritage Savings Trust Fund	2,467	1,290	1,972	682
Endowment funds	526	251	416	165
Alberta Capital Finance Authority	185	178	218	40
Agriculture Financial Services Corporation	130	142	125	(17)
Other (includes SUCH sector / Contingency Account)	390	332	330	(2)
	3,701	2,193	3,061	868
Net Income from Government Business Enterprises
AGLC – Gaming / lottery	1,430	1,445	1,384	(61)
AGLC – Liquor	855	876	867	(9)
Alberta Treasury Branches	151	93	212	119
Balancing Pool	(1,952)	-	771	771
Other – CUDGCo / APMC	59	92	60	(32)
	543	2,506	3,294	788
Premiums, Fees and Licences
Post-secondary institution tuition fees	1,169	1,223	1,223	-
Health / school board fees and charges	704	655	655	-
Motor vehicle licences	502	505	507	2
Crop, hail and livestock insurance premiums	370	333	355	22
Energy industry levies	300	310	295	(15)
Other (includes land titles, land and grazing, health benefits premiums)	656	657	707	50
	3,701	3,683	3,742	59
Other
SUCH sector sales, rentals and services	1,063	1,040	1,058	18
SUCH sector fundraising, donations and gifts	708	627	631	4
AIMCo investment management charges	291	318	338	20
Fines and penalties	214	225	225	-
Refunds of expense	282	197	213	16
Climate change and emissions management	160	196	210	14
Miscellaneous	373	429	446	17
	3,091	3,032	3,121	89
Total Revenue	42,293	44,918	46,881	1,963

2017-18 Third Quarter Fiscal Update and Economic Statement

Operating Expense by Ministry

(millions of dollars)

	Fiscal year			Change from Budget
	2016-17	2017-18
	Actual[a]	Budget[a]	Forecast
Advanced Education	5,379	5,509	5,490	(19)
Agriculture and Forestry	1,080	1,039	1,009	(30)
Children’s Services	1,288	1,369	1,462	93
Community and Social Services	3,246	3,311	3,482	171
Culture and Tourism	289	284	308	24
Economic Development and Trade	264	340	308	(32)
Education	7,792	7,852	7,838	(14)
Energy	446	479	452	(27)
Environment and Parks	405	445	449	4
Executive Council	19	20	20	-
Health	19,184	19,917	19,975	58
Indigenous Relations	176	179	171	(8)
Infrastructure	486	495	494	(1)
Justice and Solicitor General	1,394	1,399	1,437	38
Labour	190	200	203	3
Municipal Affairs	239	267	250	(17)
Seniors and Housing	586	593	593	-
Service Alberta	255	259	268	9
Status of Women	7	7	8	1
Transportation	463	455	461	6
Treasury Board and Finance	1,356	1,563	1,571	8
Legislative Assembly	118	126	121	(5)
In-year savings	-	(200)	-	200
Total operating expense – excluding Climate leadership Plan	44,661	45,906	46,370	464
Climate leadership Plan:
Agriculture and Forestry	6	8	19	11
Economic Development and Trade	-	1	20	19
Energy	1,119	35	35	-
Environment and Parks	94	404	168	(236)
Indigenous Relations	5	1	16	15
Treasury Board and Finance	154	418	316	(102)
Other (Infrastructure / Labour / Transportation)	1	2	3	1
Total Climate leadership Plan operating expense	1,379	868	577	(291)
Total operating expense	46,040	46,774	46,947	173

a	2016 -17 Actual and 2017-18 Budget numbers have been restated to reflect the transfer of communications staff in Executive Council’s Public Affairs program and in various communications elements in Ministry Support Services programs, from ministries to Treasury Board and Finance, as established by Order in Council 275/2017 under the Government Organization Act on September 14, 2017 (total of $36 million in 2016 -17 and $38 million in 2017-18 Budget numbers).

Debt Servicing Costs

(millions of dollars)

	Fiscal Year			Change from Budget
	2016-17	2017-18
	Actual	Budget	Forecast
General
Advanced Education – post-secondary institutions	39	41	41	-
Agriculture and Forestry – Agriculture Financial Services Corporation	69	71	69	(2)
Education – school boards	14	9	9	-
Health – Alberta Health Services	16	15	15	-
Seniors and Housing – Alberta Social Housing Corporation	6	5	5	-
Treasury Board and Finance – Alberta Capital Finance Authority / other	293	478	455	(23)
Total general debt servicing costs	438	619	594	(25)
Capital Plan
Education – Alberta Schools Alternative Procurement P3s	30	29	29	-
Transportation – ring road P3s	83	94	94	-
Treasury Board and Finance – direct borrowing	467	656	638	(18)
Total Capital Plan debt servicing costs	580	779	761	(18)
Total Debt Servicing Costs	1,018	1,398	1,355	(43)

2017-18 Third Quarter Fiscal Update and Economic Statement

Disaster / Emergency Assistance Expense

(millions of dollars)

	Fiscal Year			Change from Budget
	2016-17	2017-18
	Actual	Budget	Forecast
Agriculture and Forestry – wildfires	243	-	205	205
Agriculture and Forestry – agriculture indemnities / AgriStability	214	-	258	258
Municipal Affairs – Wood Buffalo wildfire / other	711	2	25	23
2013 Alberta flood assistance (Comm. and Soc. Serv. / Indig. Rel. / Infra.)	23	33	7	(26)
Unallocated	-	200	-	(200)
Total Disaster / Emergency Assistance	1,191	235	495	260

Capital Amortization Expense

(millions of dollars)

	Fiscal Year			Change from Budget
	2016-17	2017-18
	Actual	Budget	Forecast
Advanced Education	507	523	523	-
Agriculture and Forestry	25	29	29	-
Community and Social Services	5	12	12	-
Education	339	372	372	-
Energy	22	22	22	-
Environment and Parks	43	44	57	13
Health	569	566	565	(1)
Infrastructure	105	128	123	(5)
Justice and Solicitor General	12	15	15	-
Seniors and Housing	37	41	41	-
Service Alberta	64	85	85	-
Transportation	516	568	559	(9)
Treasury Board and Finance	24	25	25	-
Other [a]	15	18	18	-
Total Amortization Expense	2,283	2,448	2,446	(2)

a	Other includes Children’s Services, Culture and Tourism, Economic Development and Trade, Labour, Legislative Assembly and Municipal Affairs

2017–18 Financing Requirements

(millions of dollars)

	Gross Financing Requirements				Change in Amounts
	2016-17	2017-18		Issued to Date[b]	Owing (March 31, 2018)
	Actual	Budget	Forecast[a]		Maturities[c]	Change
Financing Requirements / Completed to Date
Direct borrowing for capital purposes	4,686	5,954	5,434	5,434	-	5,434
Direct borrowing for the Fiscal Plan	8,585	6,495	2,874	2,874	-	2,874
Cash Reserve	-	-	5,000	-	-	5,000
Borrowing for the Orphan Well Association	-	-	50	-	-	50
Short-term borrowing for working capital	1,000	1,000	1,000	-	(1,000)	-
Borrowing for provincial corporations:
Alberta Capital Finance Authority	2,584	3,050	4,250	2,043	(4,167)	83
Alberta Treasury Branches	699	2,500	2,800	295	(1,000)	1,800
Alberta Petroleum Marketing Commission	329	481	475	-	(331)	144
Agriculture Financial Services Corporation	196	315	200	98	(169)	31
Balancing Pool	232	-	650	-	(232)	418
Total Financing Requirements / Completed to Date	18,311	19,795	22,733	10,744	(6,899)	15,834

a	Includes new financing requirements and maturing debt.

b	Long-term debt issued as of February 21, 2018.

c	Maturities include money market and long-term debt.

2017-18 Third Quarter Fiscal Update and Economic Statement

Contingency Account

(millions of dollars)

	Fiscal Year			Change from Budget
	2016-17	2017-18
	Actual	Budget	Forecast
Balance at Start of Year	3,625	2,299	2,299	-
Surplus / (Deficit)	(10,784)	(10,497)	(9,066)	1,431
Cash Adjustments (negative = cash requirement; positive = cash source)
SUCH / Alberta Innovates own-source revenue / expense	524	269	756	487
Pension provisions (non-cash expense)	(543)	(237)	(332)	(95)
Net deferred capital contribution adjustment (excluding SUCH)	104	37	211	174
Retained income of funds, agencies and accounts:
Alberta Heritage Savings Trust Fund inflation-proofing	(182)	(292)	(276)	16
Alberta Treasury Branches	(151)	(93)	(212)	(119)
Agriculture Financial Services Corporation	(256)	(355)	(271)	84
Endowment funds	(347)	(66)	(227)	(161)
Alberta Social Housing Corporation	4	78	70	(8)
Alberta Capital Finance Authority	(56)	(47)	(40)	7
Climate Change and Emiss. Mgmt. Fund / Carbon Levy acct. / Energy Effic. Ab.	1,013	24	(27)	(51)
Balancing Pool	1,952	-	(771)	(771)
Other	(31)	(157)	(92)	65
Energy royalties (difference between accrued revenue and cash)	(397)	100	208	108
Student loans	(432)	(362)	(392)	(30)
Other cash adjustments	290	(80)	(540)	(460)
2013 Alberta flood assistance revenue / expense	(182)	(114)	(139)	(25)
2016 Wood Buffalo wildfire revenue / expense	240	(90)	(180)	(90)
Inventory acquisition	(122)	(131)	(134)	(3)
Inventory consumption (non-cash expense)	127	140	130	(10)
Capital Plan (excluding SUCH sector) cash sources / (requirements):
Capital investment	(3,714)	(4,786)	(4,138)	648
Amortization / book value of disposals	903	1,015	1,024	9
Withdrawal from / (deposit to) Capital Plan financing account	498	849	1,394	545
Direct borrowing for the Capital Plan	4,686	5,954	5,434	(520)
Alternative financing (P3s – public-private partnerships)	83	108	145	37
Current principal repayments (P3s)	(51)	(61)	(59)	2
Surplus / (Deficit) plus net cash adjustments	(6,824)	(8,794)	(7,524)	1,270
Cash from prior-year final results	(695)	-	2,392	2,392
Cash to be transferred next year	(2,392)	-	-	-
Direct borrowing for the Fiscal Plan	8,585	6,495	2,874	(3,621)
Balance at End of Year	2,299	-	41	41

Inventory Consumption Expense

(millions of dollars)

	Fiscal Year			Change from Budget
	2016-17	2017-18
	Actual	Budget	Forecast
Health	849	851	836	(15)
Service Alberta	12	10	13	3
Transportation	44	50	50	-
Other (Agric. / Culture / Infra. / Legislative Assembly)	4	15	5	(10)
Total Inventory Consumption Expense	908	926	904	(22)

Inventory Acquisition

(millions of dollars)

	Fiscal Year			Change from Budget
	2016-17	2017-18
	Actual	Budget	Forecast
Health	840	851	841	(10)
Service Alberta	12	10	13	3
Transportation	41	50	50	-
Other (Agric. / Culture / Infra. / Legislative Assembly)	8	5	5	-
Total Inventory Acquisition	900	916	909	(7)

2017-18 Third Quarter Fiscal Update and Economic Statement

Capital Plan Highlights

2017-18 Capital Plan spending is forecast to be $9.2 billion, almost identical to the Budget 2017 estimate.

Decreases in school, carbon capture and storage, health and post-secondary facilities, continuing care, housing and federally-funded municipal programs and other projects are primarily due to re-profiling the projects to future years based on progress, and to savings. These decreases are essentially matched by moving municipal grants forward, including some under the Climate Leadership Plan.

Factors impacting project progress include the pace of construction, project scope, land conditions, timing related to tendering, planning and permitting, and rate of project identification, approval and construction under federal programs.

Direct borrowing of $5.4 billion is forecast, a decrease of $0.5 billion from budget, due mainly to an additional $545 million available for withdrawal from the Capital Plan financing account arising from 2016-17 results.

Cash received for capital purposes has decreased a net $22 million due mainly to re-profiling of federally-funded water and public transit municipal grants to future years, partly offset by including $112 million in federal grants to post-secondary institutions in this category instead of as SUCH sector self-financed. Lower Alberta Social Housing Corporation spending and reclassifying some funding as cash received for capital purposes instead of as retained income has also reduced agency retained income contributions.

Capital Plan Summary

(millions of dollars)

	Fiscal Year			Change from Budget
	2016-17	2017-18
By Ministry	Actual	Budget	Forecast
Advanced Education	731	1,051	995	(56)
Agriculture and Forestry	51	54	53	(1)
Children’s Services	1	2	2	-
Community and Social Services	4	4	4	-
Culture and Tourism	47	65	65	-
Economic Development and Trade	11	11	8	(3)
Education	1,390	1,389	1,185	(204)
Energy	47	229	76	(153)
Environment and Parks	44	135	185	50
Health	667	1,132	989	(143)
Indigenous Relations	8	8	8	-
Infrastructure	199	282	212	(70)
Justice and Solicitor General	3	4	5	1
Labour	2	1	4	3
Municipal Affairs	1,483	1,457	2,252	795
Seniors and Housing	328	306	251	(55)
Service Alberta	94	136	116	(20)
Transportation	1,267	2,586	2,262	(324)
Treasury Board and Finance	15	18	17	(1)
Legislative Assembly	1	2	3	1
2013 Alberta flood assistance (Educ. / Envt. / Health / Infr. / Trans.)	179	90	54	(36)
Climate Leadership Plan:
Environment and Parks	-	168	185	17
Health	2	16	11	(5)
Indigenous Relations	2	-	22	22
Transportation	1	17	190	173
Other (Agric. / Ec. Dev. / Infra. / Muni. Aff. / Seniors / Treas. Bd.)	2	13	13	-
Total Capital Plan	6,578	9,175	9,165	(10)
Capital Plan Financing
Cash received / assets donated for capital purposes	535	842	820	(22)
Retained income of funds and agencies	56	189	34	(155)
SUCH sector self-financed	703	1,019	906	(113)
Climate Leadership Plan	7	214	420	206
Book value capital asset disposals	10	-	12	12
Alternative financing (P3s)	83	108	145	37
Direct borrowing	4,686	5,954	5,434	(520)
Capital Plan financing account withdrawal / (deposit)	498	849	1,394	545
Total Capital Plan Financing	6,578	9,175	9,165	(10)

Economic Outlook

Economic growth exceeds expectations

Alberta saw a broad-based resurgence in economic activity in 2017 following a deep recession. An improvement in oil prices, growing exports, and a strong rebound in consumer spending pulled up Alberta’s economy. GDP is estimated to have grown 4.5%, almost two percentage points higher than expected at Budget.

Following the surge in 2017, GDP growth is forecast to moderate to 2.8% in 2018, an upward revision from 2.2% forecast at Budget. A return to positive interprovincial migration, solid employment growth, and higher earnings will support residential investment and consumption. Continued growth in oil production and manufacturing will drive exports and boost economic activity (Figure 2).

Alberta Business Sector

Benchmark oil prices moving up The global oil market is rebalancing primarily on the strength of solid global demand growth, global oil inventory declines, and reaffirmation of OPEC supply commitments. West Texas Intermediate (WTI) rose above US$60/bbl for the first time in two and a half years in 2018. However, responsive US shale production is likely to keep prices contained moving forward. WTI is forecast to average US$54/bbl for 2017-18, close to the Budget forecast of US$55/bbl.

For Alberta oil sands producers, the appreciation in WTI coincided with a TransCanada Keystone pipeline disruption in late November, rail capacity constraints and growing production. With the Enbridge Mainline pipeline system at capacity and inventories building up in Alberta, heavy oil benchmark Western Canadian Select (WCS) prices remain suppressed (see Page 16). The WTI-WCS differential is now forecast to average US$14.50/bbl for 2017-18.

Oil sector expanding

Alberta’s oil sector saw a resurgence in 2017. Conventional investment, with its nimble responsiveness, increased almost 60% as prices appreciated. This outweighed declining non-conventional investment as oil sands producers remained focused on containing costs and wrapping up construction on several large projects. Total oil production peaked at a record 3.5 million barrels per day (bpd) in December. Overall in 2017, bitumen and synthetic production expanded over 10% as projects initiated prior to the downturn came online. Conventional output grew by 3.6%. Another 300,000 bpd of crude is forecast to come online in 2018 as recently completed oil sands projects continue to ramp up. This will lift overall real exports by almost 5% following an estimated 6.0% increase in 2017.

Manufacturing comeback

Manufacturing is playing a significant role in Alberta’s recovery, benefiting from both the oil recovery and a

Budget 2017 • Third Quarter Fiscal Update and Economic Statement

Economic Outlook

global economic upswing in 2017. Strong lumber prices helped the forestry and wood products sectors, while agri-foods production improved following resumption of activity at a beef packing plant in Balzac. In the petrochemical sector, output rose with startup of the Joffre polyethelene plant expansion. Total real manufacturing exports are estimated to have risen over 7% in 2017, an improvement of more than three percentage points over Budget. Growth should remain strong in 2018 at 3.8%, led by the ramp up of the Sturgeon Refinery, Canada’s first new refinery in more than 30 years.

Business investment lagging

Investment outside the conventional energy sector, particularly in commercial construction, is lagging behind the rest of the recovery. The lingering effects of elevated commercial real estate vacancies and the pullback in oil sands investment continue to push down total business investment. The manufacturing sector is expected to provide support in 2018 as construction ramps up on two petrochemical facilities and Cavendish Farms works towards a 2019 completion of its potato processing facility in Lethbridge. However, total real business investment is forecast to edge down 1.9% this year following an increase of almost 1% in 2017.

Alberta Household Sector

Labour market renewal

Alberta’s labour market picked up some momentum in the second half of 2017. On the back of strong gains in the last quarter, the number of employed people in the province reached 2.3 million in December, marking a full recovery of jobs lost during the recession. In line with Budget expectations, employment rose 1.0% in 2017 as full-time employment (+1.3%) more than offset part-time declines (0.1%). Labour market strength is expected to continue in 2018 as private sector gains seen since mid-2017 are extended (Figure 3). Employment is forecast to rise 2.0% in 2018, pushing the unemployment rate down to 6.8%. After two consecutive years of decline, earnings also edged higher in 2017. Average weekly earnings (AWE) grew an estimated 1.0% and remained the highest in the country. The recovery is expected to quicken in 2018, with AWE forecast to climb 2.4%.

Population growth picking up

The third quarter of 2017 brought net interprovincial inflows for the first time in two years as economic conditions and labour prospects continued to improve. Following net losses in 2016 and 2017, the province is forecast to gain 2,000 interprovincial migrants in 2018. These inflows, along with sizable immigration and natural increase, will push population growth to 1.4% this year, up from 1.2% in 2017.

Consumer spending rising

Employment and wage gains encouraged Albertans to open their wallets in 2017. Retail sales surged as spending at both motor vehicle and parts dealers and electronics and appliance stores rose at the fastest rate since 2006. Sales growth at gasoline stations was higher as oil prices climbed. Overall, real consumption rose an estimated 3.1%, more than two percentage points higher than the Budget forecast. Housing starts climbed 20% to 29,500, which included a record 1,625 starts in Wood Buffalo as part of rebuilding efforts following the 2016 wildfire. This was 5,000 more than anticipated at Budget. With the Wood Buffalo rebuild winding down, starts in 2018 are forecast to hold fairly steady at 30,200. Continued labour market strengthening is forecast to keep consumer spending strong at almost 3% in 2018.

Risks to the Outlook

•Ongoing oil market access issues could affect provincial exports and revenue.

•A resurgence in US shale oil output or less compliance to supply cuts from OPEC could temper oil prices.

•NAFTA negotiations and softwood lumber uncertainty could weigh on investment and exports.

Budget 2017 • Third Quarter Fiscal Update and Economic Statement

Key Energy and Economic Assumptions
Fiscal Year Assumptions	2016–17 Actual	2017–18 9 Month Actual	2017–18 Fiscal Year
			Budget	3rd Quarter
Prices
Crude Oil Price
WTI (US$/bbl)	47.93	50.63	55.00	54.00
Light-Heavy Differential (US$/bbl)	13.93	11.11	16.00	14.50
WCS @ Hardisty (Cdn$/bbl)	44.67	50.92	51.30	50.40
Natural Gas Price
Alberta Reference Price (Cdn$/GJ)	2.01	1.87	2.90	1.90
Production
Conventional Crude Oil (000s barrels/day)	431	N/A	416	449
Raw Bitumen (000s barrels/day)	2,549	N/A	2,906	2,855
Natural Gas (billions of cubic feet)	4,186	N/A	4,094	4,367
Interest Rates
3-month Canada Treasury Bills (per cent)	0.51	0.77	0.54	0.87
10-year Canada Bonds (per cent)	1.39	1.81	2.00	1.91
Exchange Rate (US¢/Cdn$)	76.2	77.6	76.0	78.0

Calendar Year Assumptions	2016 Calendar Year		2017 Calendar Year			2018 Calendar Year
	Budget	Actual	Budget	3rd Quarter		Budget	3rd Quarter
Gross Domestic Product
Nominal (millions of dollars)	309,105	314,944	325,342	336,284		343,004	352,347
per cent change	-5.3	-4.9	5.3	6.8		5.4	4.8
Real (millions of 2007 dollars)	301,907	302,768	309,645	316,470		316,460	325,476
per cent change	-2.8	-3.7	2.6	4.5		2.2	2.8
Other Indicators
Employment (thousands)	2,264	2,264	2,285	2,287	[a]	2,316	2,332
per cent change	-1.6	-1.6	0.9	1.0	[a]	1.4	2.0
Unemployment Rate (per cent)	8.1	8.1	8.0	7.8	[a]	7.6	6.8
Average Weekly Earnings (per cent change)	-2.4	-2.4	1.4	1.0		2.0	2.4
Primary Household Income (per cent change)	-3.5	-7.4	1.8	4.4		3.5	4.5
Net Corporate Operating Surplus (per cent change)	-35.1	-46.3	66.4	90.6		35.9	19.1
Housing Starts (number of units)	24,500	24,500	24,500	29,500	[a]	25,700	30,200
Alberta Consumer Price Index (per cent change)	1.1	1.1	1.9	1.6	[a]	2.0	2.1
Population (July 1st, thousands)	4,253	4,236	4,306	4,286	[a]	4,367	4,348
per cent change	1.8	1.4	1.3	1.2	[a]	1.4	1.4

a	Actuals

Budget 2017 • Third Quarter Fiscal Update and Economic Statement

Market Access

Pipeline bottlenecks hit Canadian oil producers

The Alberta economy is on its strongest footing since 2014. However, just as the effects of the oil price collapse have started to fade, in part because of an improvement in oil prices, the challenges of market access have moved to the fore. Alberta heavy oil prices are once again trading at a large discount to global benchmarks. The problem became acute towards the end of 2017 as temporary reductions in pipeline capacity, continued oilsands production growth, and the inability of rail to fill the gap led to a dramatic widening of the oil price differential.

Pipelines at capacity

The need for more market access has been evident for the last several years. Increased use of rail and optimization of the existing pipeline network helped to quell the differential for a while, but as in 2011-2013, the rise in oilsands production is once again bumping up against capacity constraints (Figure 1). Since 2014, oil sands production has increased by over 500,000 barrels per day (bpd) and a further 350,000 bpd are expected by the end of this year. Long forecasted pipeline bottlenecks and an increasing reliance on rail are increasing transportation costs for Alberta heavy oil and widening the differential.

Outage reveals vulnerability

In addition to higher transportation costs, recent pipeline outages highlight that without enough capacity to provide a buffer, unplanned outages increase market volatility and depress prices. The TransCanada Keystone pipeline, with a capacity of 600,000 barrels per day, transports heavy crude from Hardisty Alberta to refining markets in the US Midwest and Gulf Coast. On November 17, 2017, the pipeline was shut down for two weeks and continues to operate at reduced pressure. With the Enbridge Mainline system full, inventories began to pile up in Alberta and shippers had to scramble to find alternate means of transport. Rail was not nimble enough to fill the gap, so the differential increased from an average of US$14/ bbl in November to around US$28/ bbl more recently. This has prevented Alberta from realizing the gains from the recent rise in global oil prices (Figure 2). Alberta heavy oil producers are currently foregoing an estimated $30-$40 million per day in revenue as result. The wider differential has also subtracted an estimated $500 million from bitumen royalties in 2017-18 compared with the Second Quarter.

Lucrative markets to access

Increased market access allows for low cost transportation to markets where heavy oil is fetching the highest price. At many places around North America, heavy crude oil pricing is favourable. OPEC has reduced heavy oil supplies and oil production has been contracting in Venezuela and Mexico, Alberta’s major heavy oil competitors. Figure 3 shows the prices Alberta producers could have received with market access. The TransMountain expansion would allow

Budget 2017 • Third Quarter Fiscal Update and Economic Statement

Market Access

Alberta to sell into the Pacific market, where in January heavy oil sold for US$65/bbl, compared to US$43/bbl in Alberta. Keystone XL would increase access to the Gulf Coast, where in January heavy oil sold for US$59/bbl.

Benefits of market access

Based on analysis done for Budget 2017, gaining market access would reduce market volatility and allow Alberta producers to earn up to US$7 more per barrel on average. Higher expected revenues and more certainty about transportation infrastructure would incentivize investment, with an estimated $10 billion more in capital spending added between 2018-22. Over that same span, higher production and prices could boost royalty payments by up to $9 billion.

The rest of Canada also benefits

The benefits to market access do not stop at the Alberta border. The province’s oil and gas industry has deep ties to the rest of Canada. This was on display in 2017 when Canada led advanced economies in real GDP growth, thanks in part to the rebound in Alberta’s economy. Energy exports account for 20% of Canada’s goods exports, the bulk of which come from Alberta. In addition, Alberta is the destination for almost one-third of Canada’s non-residential investment and $75 billion annually in goods and services from other provinces, second only to Ontario. Saskatchewan and BC depend on Alberta to develop their own oil and gas sector and, in turn, Western Canadian production is a key

Notes: These are average prices for January 2018. Though all three benchmarks are for heavy oil, there are some quality differences between the different heavy blends.

input into Eastern Canadian petroleum manufacturing. Many out of province residents earn a living in Alberta. As of 2014, the last year estimates are available for, 157,000 residents of other provinces worked in Alberta, earning a combined income of over $8 billion. The oil and gas industry creates fiscal benefits for the federal government. In 2016, Albertans paid $21.8 billion more in taxes to the federal government than they received in federal spending. Alberta accounts for 17% of federal tax revenues despite having just 11% of the population.

Proposed Pipelines

There are three potential pipeline projects that would provide relief to the pipeline bottlenecks. All three projects still need to clear legal and regulatory hurdles.

•	The Keystone XL pipeline is the largest of the three projects. It would carry 830,000 bpd of Alberta oil between Hardisty and Steele City, Nebraska where it would gain access to both the US Midwest and Gulf Coast.

•	The Trans Mountain Expansion (TMX) project would add 590,000 barrels of transportation capacity from Edmonton to Burnaby, BC and increase access to the West Coast and Pacific markets.

•	The Enbridge Line 3 replacement project would add 370,000 bpd of capacity to the existing pipeline that runs from Hardisty, Alberta to Superior, Wisconsin. Construction has already begun on the Canadian portion of the pipeline, but the project is awaiting approval from the Minnesota Public Utilities Commission.

Budget 2017 • Third Quarter Fiscal Update and Economic Statement

Reporting Methodology and Legislative Compliance

Method of Consolidation

The 2017-18 Third Quarter Fiscal Update and Economic Statement reports on the same scope, using the same method of consolidation, as presented in Budget 2017. This is also the same scope and consolidation approach used in the Consolidated Financial Statements in the Government of Alberta Annual Report.

The results of all government departments, funds and agencies, except those designated as government business enterprises, are consolidated on a line-by-line basis. Revenue and expense transactions between consolidated entities have been eliminated.

The accounts of provincial agencies designated as government business enterprises are included on the modified equity basis, computed in accordance with International Financial Reporting Standards applicable to those entities.

Basis of Financial Reporting

The consolidated fiscal summary reports revenue (including gains from disposal of tangible capital assets), expense (including amortization, inventory consumption, loss on disposal and write-down of tangible capital assets), and surplus / (deficit).

Revenue and expense are recorded using the accrual basis of accounting. Cash received for goods or services which have not been provided by period end is recorded as unearned revenue.

Transfers received for capital purposes, and donated capital assets, are recorded as “deferred capital contributions” when the cash or asset is received, and recognized in revenue over the related asset’s useful life (in effect matching the asset’s amortization expense).

Expense includes the province’s cash payments towards the unfunded pension liabilities, and the non-cash change in unfunded pension liabilities.

Debt servicing costs include interest payable, and amortization of issue costs and discounts / premiums on debt issues.

Compliance with Legislation

The Fiscal Planning and Transparency Act (FPTA) requires a public report on the accuracy of the Fiscal Plan on or before February 28. The FPTA gives the President of Treasury Board and Minister of Finance discretion over the form of the report.

The 2017-18 Third Quarter Fiscal Update and Economic Statement includes comparisons between the Budget 2017 estimates and third quarter forecasts for revenue and expense (including details and categories of each); the surplus / (deficit); the Contingency Account balance and cash adjustments; a summary balance sheet; the Capital Plan; and financing (borrowing) requirements. An updated Alberta economic outlook, with associated assumptions, is also provided.

Under the FPTA, operating expense increases, excluding those for dedicated revenue-operating expense, collective bargaining or other remuneration settlements, First Nations settlements, or increases funded by reserves of school boards, post-secondary institutions or Alberta Health Services, are limited to 1% of budgeted operating expense.

The forecast provided in this report is in compliance with the requirements of the FPTA.